Exhibit 99.2

BROADRIDGE CORPORATE ISSUER SOLUTIONS
C/O IOTHREE LIMITED
161 KALLANG WAY, #07-08
MAPLETREE HI-TECH @ KALLANG WAY, SINGAPORE 349247

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VOTE AT THE MEETING
If you would like to vote in person, please attend the extraordinary general meeting of shareholders to be held on Friday, August 21, 2026, at 10:30 a.m., local time, at 161 Kallang Way, #07-08 Mapletree Hi-Tech @ Kallang Way, Singapore 349247.

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T03034-S45697 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

IOTHREE LIMITED

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	The authorized share capital of the Company in respect of its ordinary shares be and is hereby increased from 70,000,000 ordinary shares of a par value of US$0.0625 each to 1,000,000,000 ordinary shares of a par value of US$0.0625 each by the creation of an additional 930,000,000 ordinary shares of a par value of US$0.0625 each, each such additional ordinary share to rank pari passu in all respects with the existing ordinary shares of the Company, such that the authorized share capital of the Company be increased from US$5,000,000.00 divided into 80,000,000 shares of a par value of US$0.0625 each, comprising (i) 70,000,000 ordinary shares of a par value of US$0.0625 each, (ii) 9,000,000 class A shares of a par value of US$0.0625 each and (iii) 1,000,000 preferred shares of a par value of US$0.0625 each, to US$63,125,000.00 divided into 1,010,000,000 shares of a par value of US$0.0625 each, comprising (i) 1,000,000,000 ordinary shares of a par value of US$0.0625 each, (ii) 9,000,000 class A shares of a par value of US$0.0625 each and (iii) 1,000,000 preferred shares of a par value of US$0.0625 each (the 'Authorized Share Increase') (the 'Proposal 1').	☐	☐	☐
2.	Subject to Proposal 1 having been passed, and conditional upon, and to be effected immediately upon, the Company obtaining clearance or authorization from The Nasdaq Stock Market LLC ("Nasdaq") in respect thereof, every eight (8) shares of a par value of US$0.0625 each in the share capital of the Company (whether issued or unissued) as at the time this resolution becomes effective be consolidated into one (1) share of a par value of US$0.5 each (the "Share Reverse Split"). As a consequence of the Share Reverse Split, the authorized share capital of the Company will be changed from US$63,125,000.00 divided into 1,010,000,000 shares of a par value of US$0.0625 each, comprising (i) 1,000,000,000 ordinary shares of a par value of US$0.0625 each, (ii) 9,000,000 class A shares of a par value of US$0.0625 each and (iii) 1,000,000 preferred shares of a par value of US$0.0625 each, to US$63,125,000.00 divided into 126,250,000 shares of a par value of US$0.5 each, comprising (i) 125,000,000 ordinary shares of a par value of US$0.5 each, (ii) 1,125,000 class A shares of a par value of US$0.5 each and (iii) 125,000 preferred shares of a par value of US$0.5 each. No fractional shares shall be issued upon the Share Reverse Split, and in respect of any and all fractional entitlements arising from the Share Reverse Split, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Reverse Split, including by rounding up any fractional entitlement to the nearest whole share (the 'Proposal 2').	☐	☐	☐
3.	Subject to Proposal 2 having been passed, a share consolidation of the Company's issued and unissued ordinary shares, class A shares and preferred shares of a par value of US$0.5 each be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-fifty (50) (the 'Range'), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the 'Board') in its sole discretion within seven hundred thirty (730) calendar days after the date of passing of these resolutions (the 'Share Consolidation'), provided that the approval for the Share Consolidation shall lapse if the Board fails to determine a ratio for the Share Consolidation within such 730-day period, in which case the Share Consolidation shall not proceed and shall be abandoned. In respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the 'Proposal 3').	☐	☐	☐
4.	The current memorandum and articles of association of the Company (the 'Current Articles') be and are hereby amended such that: (a) the definition of 'Ordinary Resolution' in article 1 of the Current Articles be replaced in its entirety by the following: 'Ordinary Resolution' means a resolution: 1. passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles (in computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by these Articles); or 2. approved in writing by the Shareholders holding a majority of the votes attaching to the issued shares of the Company entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;'; and (b) article 86 of the Current Articles be replaced in its entirety by the following: '86. A resolution in writing signed by the Shareholders holding a majority of the votes attaching to the issued shares of the Company being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.', and that any one Director of the Company or the registered office provider of the Company be authorized severally to do all such acts and things and execute all such documents and take all such steps on behalf of the Company as such person considers necessary, desirable or expedient to give effect to the foregoing amendments, including the filing of this special resolution with the Registrar of Companies in the Cayman Islands (the 'Proposal 4').	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

T03035-S45697 Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. IOTHREE LIMITED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS SPECIAL MEETING OF SHAREHOLDERS August 21, 2026 The shareholder(s) hereby appoint(s) the Board of Directors of iOThree Limited as proxies with the power to appoint their substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares and Class A shares of iOThree Limited that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 10:30 a.m., Local Time on Friday, August 21, 2026, at 161 Kallang Way, #07-08 Mapletree Hi-Tech @ Kallang Way, Singapore 349247, and any adjournment or postponement thereof. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3 AND 4. CONTINUED AND TO BE SIGNED ON REVERSE SIDE PLEASE cast your vote promptly and in accordance with any of the voting methods set forth on reverse side